# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Highest Performances Holdings Inc., CIK 0001750264
CUSIP: 69373Y109
Title of class of securities: Class A ordinary share, par value $0.001 per sha
Address of issuer's principal executive offices: 61F, Pearl River Tower, No. 15 West Zhujiang Road, Tianhe, Guangdong, China (F4), 510623
Date of event which requires filing of this statement: 01/02/2025
Amends the filing with accession number 0001213900-24-001373
Filed by CIK 0001424714
Persons authorized to receive notices and communications: Sea Synergy Limited, c/o Yinan Hu, 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, China (F4), 510623, 86-20-83886888; Summer Day Limited, c/o Yinan Hu, 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, China (F4), 510623, 86-20-83886888; Yinan Hu, 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, China (F4), 510623, 86-20-83886888

## Reporting persons
- Sea Synergy Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 0; shared voting power 494,849,055; sole dispositive power 0; shared dispositive power 494,849,055; aggregate amount beneficially owned 494,849,055 (36.05% of the class)
  Comment: Note to Row 8, 10 and 11:
  Includes (i) 94,849,055 Class A ordinary shares, par value $0.001 per share, of Highest Performances Holdings Inc. (the "Issuer") held by Sea Synergy Limited, and (ii) 400,000,000 Class B ordinary shares, par value $0.001 per share, of Issuer held by Sea Synergy Limited.
  
  Note to Row 13
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.
- Summer Day Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 0; shared voting power 494,849,055; sole dispositive power 0; shared dispositive power 494,849,055; aggregate amount beneficially owned 494,849,055 (36.05% of the class)
  Comment: Note to Row 8, 10 and 11:
  Includes (i) 94,849,055 Class A ordinary shares, par value $0.001 per share, of Issuer held by Sea Synergy Limited, and (ii) 400,000,000 Class B ordinary shares, par value $0.001 per share, of Issuer held by Sea Synergy Limited.
  
  Note to Row 13
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.
- Yinan Hu (CIK 0001424714): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 494,849,055; sole dispositive power 0; shared dispositive power 494,849,055; aggregate amount beneficially owned 494,849,055 (36.05% of the class)
  Comment: Note to Row 8, 10 and 11:
  Includes (i) 94,849,055 Class A ordinary shares, par value $0.001 per share, of Issuer held by Sea Synergy Limited, and (ii) 400,000,000 Class B ordinary shares, par value $0.001 per share, of Issuer held by Sea Synergy Limited.
  
  Note to Row 13
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.001 per sha
Name of issuer: Highest Performances Holdings Inc.
Address of issuer's principal executive offices: 61F, Pearl River Tower, No. 15 West Zhujiang Road, Tianhe, Guangdong, China (F4), 510623

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Sea Synergy Limited ("Sea Synergy"), Summer Day Limited ("Summer Day") and Yinan Hu (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Sea Synergy and Summer Day are both limited liability companies. Sea Synergy is wholly owned by Summer Day, which in turn is wholly owned by Mr. Yinan Hu.
Residence or business address: The business address of the Reporting Persons is 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, 510623.
Present principal occupation or employment: Mr. Hu serves as Chief Executive Officer of the Issuer and vice-chairman of the Issuer's board of directors. Mr. Hu serves as a Director of both Sea Synergy and Summer Day. Sea Synergy and Summer Da are limited liability companies without any substantive operations.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hu is a PRC citizen. Sea Synergy and Summer Day are both exempt company with limited liability incorporated under the laws of British Virgin Island.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 2, Item 4 and Item 6 is hereby incorporated by reference into this Item 3. On December 30, 2024, Sea Synergy entered into a share subscription agreement (the "Agreement") with the Issuer. Pursuant to the Agreement, the Issuer agreed to issue to Sea Synergy 400,000,000 Class B ordinary shares of the Issuer (the "Subscription Shares"), at a price of US$0.001 per Subscription Share, for a total consideration of US$400,000. The share issuance was completed on January 2, 2025, following which Sea Synergy and Mr. Yinan Hu hold approximately 36.05% of the aggregate issued and outstanding Ordinary Shares and 39.95% of the voting power of the Issuer. Such transaction was funded by Mr. Yinan Hu's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for long-term strategic investment purposes. Mr. Yinan Hu currently serves as vice chairman and chief executive officer of the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the ADSs, conditions in the securities markets, and general economic and industry conditions,. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Items 3, 4 and 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 494,849,055, representing 94,849,055 Class A ordinary shares and 400,000,000 Class B ordinary shares directly held by Sea Synergy which is 100% held by Summer Day. Summer Day is 100% held by Mr. Yinan Hu. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Summer Day Limited and Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy. This does not include the equity interests held by Mr. Hu through Kingsford Resources Limited ("Kingsford"). Kingsford is the holder of record of 19,626,050 Class A Ordinary Shares of the Issuer, which is wholly owned by Better Rise Investments Limited ("Better Rise"). 27.16% of the total outstanding shares of Better Rise are held by Mr. Hu.

The Reporting Persons' aggregate percentage of beneficial ownership is 36.05%, representing 39.95% of the voting power of the Issuer. Percentage of beneficial ownership of Reporting Persons is based on 1,372,547,538 ordinary shares comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares outstanding as of January 2, 2025 according to records of the Issuer. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has shared voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D/A is incorporated by reference. Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated January 5, 2024 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of (i) Sea Synergy and (ii) Summer Day (filed herewith)
Exhibit 3: Share Subscription Agreement, made between Highest Performances Holdings Inc. and Sea Synergy Limited

## Signatures
- Sea Synergy Limited: /s/ Yinan Hu, Yinan Hu, Director (01/06/2025)
- Summer Day Limited: /s/ Yinan Hu, Yinan Hu, Director (01/06/2025)
- Yinan Hu: /s/ Yinan Hu, Yinan Hu (01/06/2025)